EV CHARGING USA, INC.

180 North LaSalle St., 37th Floor

Chicago, IL 60601

Telephone: (312) 2165106

VIA ELECTRONIC EDGAR FILING

May 6, 2015

Anne Nguyen Parker, Esq.

Assistant Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EV Charging USA, Inc.
Registration Statement on Form S-1
File No. 333-201696
Request for Acceleration

Dear Ms. Parker:

In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the referenced registration statement on Form S-1 be accelerated so as to become effective on Friday, May 8, 2015, at 5:00 p.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

EV CHARGING USA, INC.

By: /s/ Brian C. Howe

Brian C. Howe

President